Filed by AMEC plc

This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933

Subject Company: Foster Wheeler AG

Commission File Number: 001-31305

Date: June 20, 2014

IMPORTANT INFORMATION:

This material is for informational purposes only and does not constitute or form part of an offer to sell or the solicitation of an offer to buy or subscribe to any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This material is not an offer of securities for sale into the United States. No offering of securities shall be made in the United States except pursuant to registration under the US Securities Act of 1933, or an exemption therefrom.

In connection with the proposed offer, AMEC expects to file a registration statement on Form F-4, which will include a prospectus (the “prospectus”), and a Tender Offer statement on Schedule TO (the “Schedule TO”). The proposed offer will be made exclusively by means of, and subject to, the terms and conditions set out in, an offer document containing and setting out the terms and conditions of the offer and a letter of transmittal to be delivered to Foster Wheeler, filed with the United States Securities and Exchange Commission (the “SEC”) and mailed to Foster Wheeler shareholders. The proposed offer will be made by AMEC or an affiliate of AMEC and not by any other person, including Bank of America Merrill Lynch or Barclays.

The release, publication or distribution of this material in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this material is released, published or distributed should inform themselves about and observe such restrictions.

SHAREHOLDERS OF FOSTER WHEELER ARE URGED TO READ ANY DOCUMENTS REGARDING THE PROPOSED OFFER WHEN THEY BECOME AVAILABLE (INCLUDING THE EXHIBITS THERETO) AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED OFFER.

The registration statement, the Schedule TO and other related documents in relation to the proposed offer will be available electronically without charge at the SEC’s website, www.sec.gov, after they have been filed. Any materials filed with the SEC may also be obtained without charge at AMEC’s website, www.amec.com.

This material does not constitute an offer or a solicitation in any jurisdiction in which such offer or solicitation is unlawful. An offer will not be made in, nor will deposits be accepted in, any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, AMEC may, in its sole discretion, take such action as it may deem necessary to extend an offer in any such jurisdiction.

Forward-looking statements

This material contains statements which constitute “forward-looking statements”. Forward-looking statements include any statements related to the expected benefits or estimated synergies resulting from a transaction with Foster Wheeler and are generally identified by words such as “believe,” “expect,” “anticipate,” “intend,” “estimate,” “will,” “may,” “continue,” “should” and other similar expressions. Forward-looking statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of AMEC, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking statements.

AMEC does not undertake to update any of the forward-looking statements after this date to conform such statements to actual results, to reflect the occurrence of anticipated results or otherwise.

The following updated pages were posted on AMEC’s website, www.amec.com, on June 20, 2014:

General What is changing? Nothing is changing at the moment. AMEC and Foster Wheeler will remain separate entities until the transaction closes, which is expected to be in the third quarter of 2014. We are working with the Foster Wheeler management to ensure a smooth transition and will continue to provide regular updates on our progress. Does this mean we are becoming just an oil & gas company? No. The combination of AMEC and Foster Wheeler will be deliberately diversified across a number of markets. We see great value in this diversity. When will the deal be completed? The deal is expected to close in the third quarter of 2014. The key milestones document which shows what we need to do between now and then to achieve this will be available shortly. What will the new company be called? We see value in both the AlMIEC and Foster Wheeler brands and are reviewing the options to see what makes most sense for our combined future together. Watch out for a further announcement in due course. What should I tell my customers if they ask? The announcement itself is on AMEC website and on Foster Wheeler website and can be provided to customers and other external parties who request it. We are preparing key customer messages which will be available here shortly. What does ‘AMEC’ stand for? AMEC is not an acronym - it is the full company name under which the company is registered; the name was created in 1982 by a merge of William Press and Fairclough construction groups. If you are interested in finding out more information about the history of AMEC, please see here: http://www..amec.com/aboutus/past.htm What are the main benefits of bringing AMEC and Foster Wheeler together, in case third parties ask? It would combine two highly skilled workforces with industry-leading engineering and project management expertise, creating a company with over 40,000 employees, serving customers across the whole oil and gas value chain right around the globe. Employee-related Can I contact my counterpart in AMEC Foster Wheeler? At this stage, probably not. We are still two separate companies until completion occurs. Contact between the two companies needs to be carefully controlled and discussion limited to integration planning activities_ We cannot act in any way which is anti-competitive nor can AMEC direct Foster Wheeler’s business activities. Please contact a member of the Integration Steering Committee before contacting an employee of the other company. Integration Steering Committee » Will there be increased work opportunities for employees? Yes, we believe so. The combination will be bigger, have a wider geographic footprint, broader customer base and greater sector offering — this will naturally create greater opportunity for employees. In addition, mobility of engineering resource is currently seen as a key driver in AMEC's ability to support projects in Europe, the Americas and Growth Regions. This will continue to be the case post acquisition. What will this mean for my office/business unit/function? It is business as usual for the foreseeable future. How can 1 get answers to my other questions? We understand that you may have many other questions. We have mentioned that there are many restrictions around communication on this deal. We will do our best to be as open as possible within those restrictions and when we can reveal additional information, we will update you as soon as possible_ If you have a question that is not on this list, please email it to cornmunications@amec.com or fw@fw.com and we will add it. We are regularly updating this site; which is common to both companies, as well as each company's intranet. Please check back regularly for further updates. How can we get involved in the 'branding project' that was mentioned in the update of the Communications and branding' work stream? We are trying to get as many people as possible involved in the brand project, though the tight timing is making this tricky_ We will be using this common site to ask some key questions of both AMEC and Foster Wheeler employees. The answers will be used in the development of the material. I would really encourage you to contribute — we'd be very grateful for your continued engagement DISCLAIMER, AMEC's proposed acquisition of Foster Wheeler remains subject to certain regulatory approvals, amongst other conditions. Until all regulatory approvals have been obtained and all other conditions satisfied. there can be no assurances that the proposed transaction will complete and AMEC and Foster Wheeler must continue to operate independently of one another.

What does 'AMEC' stand for?

AMEC is not an acronym - it is the full company name under which the company is registered; the name was created in 1982 by a merge of William Press and Fairclough construction groups.

If you are interested in finding out more information about the history of AMEC, please see here: http://www.amec.com/aboutus/past.htm

What are the main benefits of bringing AMEC and Foster Wheeler together, in case third parties ask?

It would combine two highly skilled workforces with industry-leading engineering and project management expertise, creating a company with over 40,000 employees, serving customers across the whole oil and gas value chain right around the globe.

This combination makes sense for both companies.

- It combines two highly skilled workforces, with similar cultures
- It strengthens our position across the entire oil & gas value chain
- It improves our geographic footprint. Combined, we will operate in over 50 countries
- It allows us to serve existing customers better and create new customer relationships.

How will Foster Wheeler be integrated into AMEC?

It is much too early to be specific about this.

Importantly, we see this deal as a combination of two great businesses and this is the philosophy we are using during the integration planning process.

We anticipate announcing the top level organisational structure once the tender offer is issued to Foster Wheeler shareholders. (Legal rules prevent us from appointing people into roles until the two companies are combined.) This is just one of the many communications we are planning, in line with the communications principles we have developed.

Communications principles >>

Can anything go wrong which would prevent the deal going ahead?

We still need to get shareholders' approvals and work through anti-trust matters, etc. But both boards are recommending the deal to their shareholders, so now we need to work hard to close the deal and start reaping the benefits.

additional information, we will update you as soon as possible. If you have a question that is not on this list, please email it to communications@amec.com or fw@fw.com and we will add it.

We are regularly updating this site, which is common to both companies, as well as each company's intranet. Please check back regularly for further updates.

How can we get involved in the 'branding project' that was mentioned in the update of the Communications and branding' work stream?

We are trying to get as many people as possible involved in the brand project, though the tight timing is making this tricky. We will be using this common site to ask some key questions of both AMEC and Foster Wheeler employees. The answers will be used in the development of the material. I would really encourage you to contribute – we'd be very grateful for your continued engagement.

Industry-related

FW has in the past owned and taken positions in specific technologies in the oil processing and power generation industries. AMEC has however adopted a technology neutral stance. What will the position of the new combined company be on technology ownership and licensing?

Our appetite for technology development and ownership will be on the agenda of the extensive strategy review which we plan on completing in 2015. This forms a part of the Strategy work stream.

We believe the combination of AMEC and Foster Wheeler opens new options which were not available previously and these will be explored and assessed. As a minimum, we expect to maintain the positions which Foster Wheeler has secured.

DISCLAIMER: AMEC's proposed acquisition of Foster Wheeler remains subject to certain regulatory approvals, amongst other conditions. Until all regulatory approvals have been obtained and all other conditions satisfied, there can be no assurances that the proposed transaction will complete and AMEC and Foster Wheeler must continue to operate independently of one another.